Exhibit 12.1

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Predecessor	Successor
	Period from January 1 through August 10, 2005	Period from August 11 through September 30, 2005	Nine Months Ended September 30, 2006
Fixed charges
Interest expense	$14	$ 82	$459
Amortization of debt issuance costs and debt discount	3	6	25
Portion of rental expense representative of interest	38	8	44

Total fixed charges	$55	$ 96	$528

Earnings
Income (loss) before income taxes	$288	$ (43)	$(147)

Fixed charges per above	55	96	528

Total earnings	$343	$ 53	$381

Ratio of earnings to fixed charges	6.2	*	*

*	Earnings for the period from August 11 through September 30, 2005 and for the nine month period ended September 30, 2006 were inadequate to cover fixed charges by $43 million and $147 million, respectively.

	Predecessor	Successor
	Period from July 1 through August 10, 2005	Period from August 11 through September 30, 2005	Three Months Ended September 30, 2006
Fixed charges
Interest expense	$3	$ 82	$157
Amortization of debt issuance costs and debt discount	—	6	8
Portion of rental expense representative of interest	7	8	15

Total fixed charges	$10	$ 96	$180

Earnings
Loss before income taxes	$(37)	$ (43)	$(29)

Fixed charges per above	10	96	180

Total earnings (loss)	$(27)	$ 53	$151

Ratio of earnings to fixed charges	*	*	*

*	Earnings for the period from July 1 through August 10, 2005, and for the period from August 11 through September 30, 2005 and for the three month period ended September 30, 2006 were inadequate to cover fixed charges by $37 million, $43 million and $29 million, respectively.